UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2015

Commission File Number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People’s Republic of China
Fax number: +86 10 5758-6834
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Co., Ltd. Announces Correct Number of Shares

BEIJING, China, April 21, 2015 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV) today announced that the number of its issued and outstanding shares as of September 30, 2014 and December 31, 2014 was 4,763,360,860 and 4,763,360,860, respectively, taking into account the exercise of share options by its employees during the third quarter of 2014. The previously reported number of outstanding shares in its unaudited financial results for the third quarter and the fourth quarter of fiscal year 2014, which were filed on Form 6-K on February 6 and March 9, 2015, respectively, was inaccurate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

		By:	/s/ Xudong Xu
			Name:	Xudong Xu
			Title:	Chief Executive Officer and Acting Chief Financial Officer

Date:	April 21, 2015